United States securities and exchange commission logo





                             November 13, 2020

       Ezra Rosensaft
       Chief Executive Officer
       IDW Media Holdings, Inc.
       520 Broad St.
       Newark, NJ 07102

                                                        Re: IDW Media Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 16,
2020
                                                            File No. 333-249511

       Dear Mr. Rosensaft:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 16, 2020

       Cover Page

   1. We note that your stock is quoted on the OTC Pink tier of the OTC Markets. To sell shares at market
prices, we require an established public trading market for those shares, and we do not consider
the OTC Pink Marketplace to be such a market for the purposes of satisfying 501(b)(3) of
Regulation S-K. Please revise your registration statement to set a fixed price for the
shares to be sold by the selling stockholders.
   2. Please revise your cover page to include a description of your Class B and Class C common stock, including
a description of the voting rights associated with each class.
                                                        Please include similar
disclosure in the Prospectus Summary.
 Ezra Rosensaft
FirstName
IDW MediaLastNameEzra
           Holdings, Inc.Rosensaft
Comapany 13,
November  NameIDW
              2020 Media Holdings, Inc.
November
Page 2    13, 2020 Page 2
FirstName LastName
Our Strategy, page 2

3. We note that you list numerous streaming services and traditional networks such as
         Disney+, AppleTV+, Amazon Prime Video, HBO, etc. Please tell us whether you have agreements or other business relationships with the streaming services and networks listed. If not, please tell us why you believe it is appropriate to list such companies, as including this list may suggest to investors that you have agreements with such companies. Please also clearly disclose here, and elsewhere as appropriate, those streaming services and networks with which you currently have agreements, and file these agreements as material contracts or tell us why you do not believe you are required to do
         so.
Risk Factors, page 4

4. To the extent material, please revise to include the risks related to your intellectual property and reliance on your Chairman for financing.
5.       We note that you plan to list your common stock on the NYSE American exchange.
         Please revise your risk factors to disclose whether you intend to utilize controlled company exemptions to governance rules under exchange listing standards. Please also revise to state the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
6.       We note your risk factors regarding your dual-class structure on page
12. Please revise to
         specifically state that the Class C stockholders have the ability to control matters requiring stockholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions such as a change in control, merger, consolidation or sale of assets, and disclosure the percent of voting power that will be held by Class C stockholders after completion of the offering. Please also include disclosure that your dual-class structure may have anti-takeover effects preventing a change in control transaction that may otherwise be in your
stockholders    best interest.
IDWP depends on two distributors...
If IDWP fails to maintain positive relationships with its key licensors..., page 6

7. To the extent material, please disclose the terms of your agreements with Diamond Comic
         Distributors and Penguin Random House and file these agreements as exhibits to the registration statement. Please also tell us whether any other license agreements are material to the company. If so, please disclose the terms of such agreements and file them as exhibits to the registration statement.
 Ezra Rosensaft
FirstName
IDW MediaLastNameEzra
           Holdings, Inc.Rosensaft
Comapany 13,
November  NameIDW
              2020 Media Holdings, Inc.
November
Page 3    13, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis
IDWP, page 15

8. We note your statements that IDWP is "an award-winning publisher" and has partnered to publish "some of the most successful licensed titles." Please provide support for these statements. We also note your statement that IDWP is recognized as the fourth largest publisher by Diamond market share ratings. Please disclose what Diamond market share ratings are, and the particular market in which you were recognized as the fourth largest, and the relevant measure for that determination (ex: revenue, etc).
9. We note that in light of COVID-19, Diamond Comic Distributors has been offering returns through the end of calendar 2020 and thereafter on a month-by-month basis, but your disclosure on pages 15 and 34 states that distribution to comic stores by Diamond
         Comic Distributors is on a non-returnable basis. Please revise your disclosure in this section to reconcile these statements.
Executive Compensation
Summary Compensation Table, page 45

10. We note your disclosure in the Summary Compensation Table and the related narrative disclosure. Please provide a narrative description of the bonus paid to your Chief
         Executive Officer and additional details regarding the options granted to your former
         Chief Strategy Officer. Refer to Item 402(o) of Regulation S-K. Director Compensation, page 47

11. We note that your non-employee directors receive an annual cash retainer of $12,000. We also note that the Fiscal 2019 Director Compensation Table reports that Allan I. Grafman received $24,000 for service in fiscal 2019. Please advise. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 48

12. We note that your beneficial ownership table presents ownership assuming the conversion of all shares of Class C common stock into Class B common stock. Please revise to present each class of common stock separately. Refer to Item 403(a) of Regulation S-K.
Description of Capital Stock, page 53

13. Please revise this section to describe circumstances or events in which the conversion of
         Class C shares is mandatory or optional and the resulting impact on Class B stockholders, including dilution. Please also revise to describe any exceptions to provisions requiring mandatory conversion of shares upon their transfer as well as any sunset provisions or intra-family transfers that would require the conversion of Class C shares. Further, please revise to disclose that any future issuance of Class C common stock may be dilutive to
         Class B common stockholders.
 Ezra Rosensaft
IDW Media Holdings, Inc.
November 13, 2020
Page 4
Registration Rights Agreements, page 54

14. We note the description of your registration rights agreements entered into with each of the purchasers. Please revise to include additional detail regarding the material terms of the registration rights agreements, as filed in each of exhibits 10.5 and 10.6.
Financial Statements for the Three Months and Nine Months Ended July 31, 2020 and 2019
Condensed Consolidated Statements of Operations, page F-3

15. Please correct the loss per share amounts presented for both continuing operations and discontinued operations for the nine months ended July 31, 2020, as it appears they have been reversed.
Financial Statements for the Three Months and Fiscal Years Ended October 31, 2019 and 2018,
page F-23

16. Please retrospectively present the discontinued operations in your historical financial statements for all periods presented. Refer to ASC 205-20, ASC 855-10-25-4 and ASC
      855-10-50-5. Similarly, revise your disclosures elsewhere throughout the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Theresa Brillant at (202) 551-3307 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters.
Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameEzra Rosensaft
                                                            Division of
Corporation Finance
Comapany NameIDW Media Holdings, Inc.
                                                            Office of Trade &
Services
November 13, 2020 Page 4
cc:       Dov Schwell, Esq.
FirstName LastName